FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F         X        Form 40-F
                                      ---------               ---------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes                        No            X
                                      ---------               ---------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes                        No            X
                                      ---------               ---------

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                          Yes                        No            X
                                      ---------               ---------


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       ENDESA, S.A.

Dated: January 14th, 2003                     By: /s/ Jacinto Pariente
                                                 ------------------------
                                              Name: Jacinto Pariente
                                              Title: Manager of North America
                                              Investor Relations

ENDESA Reduced Its Debt Levels by EUR 2.3 Billion in 2002, a 9.2% Decrease Against 2001; Excluding the Effect of the Consolidation of ENDESA Italia, the Reduction in Debt Would Have Been EUR 3.65 Billion

    NEW YORK--(BUSINESS WIRE)--Jan. 14, 2003--

-   Total debt for ENDESA was EUR 22.7 billion at the end of 2002.

- Debt in the company's main line of business (Spanish electricity) was EUR 9,535 million, and was reduced in 2002 by EUR 2,255 million in absolute terms and in 19.1% in percentage terms against the previous year.

- Third party debt for Enersis was EUR 6,990 million, reduced by EUR 1,585 million, a 18.5% decrease against 2001.

- Average interest cost of debt for ENDESA (including Enersis) decreased by its second consecutive year to 5.06% in 2002 against 5.85% in 2001.

- Without taking into account Enersis, average cost of debt for ENDESA was 4.20%, against 4.79% in 2001.


   ENDESA's (NYSE:ELE) total debt as of December 31st 2002 - according to provisional accounting information - was EUR 22,700 million, against EUR 25,000 million at the end of 2001, a decrease of EUR 2.3 billion in absolute and of 9.2% in relative terms.
   This reduction in debt levels took place both in ENDESA and Enersis, the company's holding company of its Latin American electricity business.
   Specifically, ENDESA's financial debt - excluding Enersis - was EUR 15,710 million, and was reduced in 2002 by EUR 715 million, that is, by 4.4%, while Enersis's third party debt of EUR 6,990 million at the end of 2002 was reduced by EUR 1,585 million, that is, a 18.5% reduction. This figure does not include ENDESA's loan to Enersis.

   A 19.1% debt reduction in the company's main line of business

   Given that ENDESA increased its holding in Endesa Italia to 51% in February 2002, total debt figures for 2002 include the consolidation of the debt of the Italian subsidiary for an amount of EUR 1.35 billion. Should this be disregarded, ENDESA's debt in 2002 would have decreased by EUR 3.65 billion against 2001, that is, 14.6%.

   It is important to point out that debt at ENDESA's domestic electricity business was EUR 9,535 million at the end of 2002, a decrease of EUR 2,255 million, that is, 19.1% against 2001.

   Debt structure

   As per the data above, debt at the Spanish electricity business level represents 42% of total debt as of December 31st 2002.

   As for the rest of businesses that are directly managed from the parent company, debt for the EURpean electricity business, mainly as a consequence of including the debt at ENDESA Italia, represents 7.1% of total; debt for electricity business outside of EURpe 10.7% and debt for diversification businesses (mostly concentrated in telecoms) represents 9.4% of total. Therefore the joint indebtedness of these businesses represents 69.2% of total debt.

   As for Enersis, its debt represents 30.8% of ENDESA's total as of 31 December 2002. It is important to highlight that this debt does not imply a recourse against the parent company and corresponds to Enersis and its subsidiaries.

   As the table below shows, all of ENDESA's electricity businesses reduced their debt significantly in 2002.

ENDESA'S TOTAL DEBT STRUCTURE
----------------------------------------------------------------------
(Provisional data)
----------------------------------------------------------------------
                           EUR million
                                                         Chg.
                                                        02/01 Struct.(%)
                                                         (%)  31-12-02
----------------------------------------------------------------------
                             31-12-01 Chg. 2002  31-12-02
----------------------------------------------------------------------
ENDESA in Spain               16,425    -715     15,710   -4.4    69.2
----------------------------------------------------------------------
Domestic elect.
  Business                    11,790  -2,255      9,535  -19.1    42.0
----------------------------------------------------------------------
EURpean elect.
  Business                        0    1,615      1,615   N.A.     7.1
----------------------------------------------------------------------
El. Business
 outside EURpe                2,950     -520      2,430  -17.6    10.7
----------------------------------------------------------------------
Diversification               1,685      445      2,130   26.4     9.4
----------------------------------------------------------------------
Enersis's third
  party debt                  8,575   -1,585      6,990  -18.5    30.8
----------------------------------------------------------------------
TOTAL                        25,000   -2,300     22,700   -9.2   100.0


   High degree of achievement of the asset disposal plan included in the Strategic Plan 2002-2006

   The process of disposal of non-core assets that is part of the 2002-2006 Strategic Plan has played an important role in the significant reduction of debt achieved by ENDESA in 2002.

   ENDESA's asset sales in 2002 amounted to EUR 2.4 billion, practically equivalent to the net debt reduction.

   Additionally, ENDESA is expecting to collect a substantial amount of the price agreed for the sale of its high voltage network to Red Electrica de Espana, as well as the practical entirety of the proceeds from the sale of real estate assets in Spain. The amount still to be collected from the above two transactions, which amounts to EUR 930 million, will significantly contribute to the reduction of debt in the current year.

   On the other hand, foreign exchange differences have had a positive impact of EUR 2 billion on the reduction of debt as measured in this currency, of which EUR 1.6 billion corresponded to Enersis, debt for the latter is accounted in EUR in the parent company's accounts.

   Lower average cost of debt

   Average interest cost for ENDESA has dropped for its second consecutive year in 2002 to 5.06% against 5.85% in 2001.

   This reduction took place both in ENDESA and Enersis. As for the former, average cost of debt was 4.20% in 2002 against 4.79% in 2001, while average cost of debt for Enersis dropped from 7.75% to 7.10%.

   It is important to highlight that this reduction in the average cost of debt has been achieved despite the lower proportion of floating rate debt in the company's total indebtedness, having decreased from 32% in 2001 to 27% in 2002, as a result of the interest rate hedging instruments that were used taking advantage of the low levels of long-term interest rates.

   For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA
             Jacinto Pariente, 212 750 7200
             http://www.endesa.es